Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	Q3, 2022	2021	2020	2019	2018	2017

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	10,364	12,826	8,396	11,270	11,106	10,276
less: gain from investees	219	339	242	650	559	407

	10,145	12,487	8,154	10,620	10,547	9,869

Fixed charges	1,875	1,560	1,661	1,894	1,475	1,147

Earnings	12,020	14,047	9,815	12,514	12,022	11,016

Fixed charges
Interest expense	1,875	1,560	1,661	1,736	1,332	1,014
Estimate of the interest within rental expense	—	—	—	158	143	133

Fixed charges	1,875	1,560	1,661	1,894	1,475	1,147

Preference security dividend requirements(1)	198	300	240	233	238	161

Fixed charges and preferred dividends	2,073	1,860	1,901	2,127	1,713	1,308

Ratio of earnings to fixed charges	6.41	9.00	5.91	6.61	8.15	9.60

Ratio of earnings to combined fixed charges and preferred dividends	5.80	7.55	5.16	5.88	7.02	8.42

Including interest on deposits
Earnings
Income from continuing operations before income taxes	10,364	12,826	8,396	11,270	11,106	10,276
less: gain from investees	219	339	242	650	559	407

	10,145	12,487	8,154	10,620	10,547	9,869

Fixed charges	8,947	8,025	12,392	15,765	12,019	9,025

Earnings	19,092	20,512	20,546	26,385	22,566	18,894

Fixed charges
Interest expense	8,947	8,025	12,392	15,607	11,876	8,892
Estimate of the interest within rental expense	—	—	—	158	143	133

Fixed charges	8,947	8,025	12,392	15,765	12,019	9,025

Preference security dividend requirements(1)	198	300	240	233	238	161

Fixed charges and preferred dividends	9,145	8,325	12,632	15,998	12,257	9,186

Ratio of earnings to fixed charges	2.13	2.56	1.66	1.67	1.88	2.09

Ratio of earnings to combined fixed charges and preferred dividends	2.09	2.46	1.63	1.65	1.84	2.06

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.